UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

Proshares Ultrashort FTSE
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(Name of Issuer)

Exchange-traded fund
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(Title of Class of Securities)

74347R321
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(CUSIP Number)

May 27, 2009
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74347R321

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1	NAMES OF REPORTING PERSONS.
Mirae Asset Global Investments (Hong Kong) Limited

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [x]
(b) [ ]
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3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION   Hong Kong
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  5      SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6      SHARED VOTING POWER
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7      SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
  8      SHARED DISPOSITIVE POWER  676,319
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  676,319
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.09%
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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IA
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Item 1

(a)   Name of Issuer  Proshares Ultrashort FTSE

(b)   Address of Issuer's Principal Executive Offices
7501 Wisconsin Avenue, Suite 1000 East Tower, Bethesda, MD 20814, United States

Item 2

(a)   Name of Person Filing  Mirae Asset Global Investments (Hong Kong) Limited

(b)   Address of Principal Business Office or, if none, Residence
Level 15, Three Pacific Place, 1 Queen’s Road East, Hong Kong

(c)   Citizenship  Hong Kong

(d)   Title of Class of Securities    Exchange-traded fund

(e)   CUSIP Number  74347R321

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)   [  ] Broker or dealer registered under section 15 of the Act

(b)   [  ] Bank as defined in section 3(a)(6) of the Act

(c)   [  ] Insurance company as defined in section 3(a)(19) of the Act

(d)   [  ] Investment company registered under section 8 of the Investment
     Company Act of 1940

(e)   [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   [  ] An employee benefit plan or endowment fund in accordance with
     Rule 13d-1(b)(1)(ii)(F);

(g)   [  ] A parent holding company or control person in accordance with
     Rule 13d-1(b)(1)(ii)(G);

(h)   [  ] A savings associations as defined in Section 3(b) of the Federal
     Deposit Insurance Act (12 U.S.C. 1813);

(i)   [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
     Company Act of 1940

(j)   [x]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: 676,319

(b)   Percent of class:  6.09%

(c)   Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote

(ii)    Shared power to vote or to direct the vote

(iii)   Sole power to dispose or to direct the disposition of

(iv)    Shared power to dispose or to direct the disposition of  676,319

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of the employee benefit plan, pension fund or endowment fund is not required.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-
1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-
1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of a Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
              participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jun 4, 2009
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Date

Iris YEUNG
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Signature

Iris YEUNG / Compliance Officer
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)